Exhibit 99.1

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of September 30,
	Note	2019	2020
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		59,905,827	58,478,376
Restricted cash		60,204	60,209
Short-term investments		571,508	550,025
Accounts receivable, net of allowance for doubtful accounts of US $1,774,192 and US $1,961,728 as of December 31, 2019 and September 30, 2020, respectively	3	27,254,634	29,083,216
Prepaid expenses and other current assets	4	7,847,794	10,764,181
Total current assets		95,639,967	98,936,007
Long term restricted cash		—	2,472,998
Property and equipment, net	5	5,669,849	5,597,148
Intangible assets, net		267,736	419,343
Long-term investments		—	146,841
Other non-current assets		259,108	756,507
TOTAL ASSETS		101,836,660	108,328,844
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		37,877,800	64,805,107
Short-term bank borrowings	6	9,012,645	14,822,161
Accrued salary and benefits		5,598,425	7,747,460
Accrued expenses and other current liabilities	7	5,955,956	10,215,400
Deferred revenue		3,887,908	4,697,267
Total current liabilities		62,332,734	102,287,395
Other non-current liabilities		595,563	493,467
TOTAL LIABILITIES		62,928,297	102,780,862
Commitments and contingencies	13
Shareholders' equity:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2019 and September 30, 2020; 2,880,056,332 and 2,844,418,332 shares issued as of December 31, 2019 and September 30, 2020, respectively; 2,870,119,332 and 2,818,991,432 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)		28,800	28,444
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized； 246,224,465 shares issued and outstanding as of December 31, 2019 and September 30, 2020)		2,462	2,462
Treasury shares (9,937,000 and 25,426,900 shares as of December 31, 2019 and September 30, 2020, respectively)	10	(1,063,547)	(3,322,668)
Additional paid-in capital		194,971,827	192,375,859
Accumulated deficit		(153,598,346)	(182,181,327)
Accumulated other comprehensive loss		(1,432,833)	(1,354,788)
Total Shareholders' Equity		38,908,363	5,547,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		101,836,660	108,328,844

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the nine months ended September 30,
	Note	2019	2020
		US$	US$

Net revenues		108,899,479	339,065,455
Cost of revenue (including share-based compensation of US$65,858 and US$198,402 in the nine months ended September 30, 2019 and 2020, respectively)		(11,435,005)	(17,056,483)
Gross profit		97,464,474	322,008,972
Operating expenses:
General and administrative expenses (including share-based compensation of US$434,790 and US$1,281,380 in the nine months ended September 30, 2019 and 2020, respectively)		(13,504,075)	(11,144,938)
Research and development expenses (including share-based compensation of US$2,564,606 and US$2,157,990 in the nine months ended September 30, 2019 and 2020, respectively)		(21,197,631)	(23,153,735)
Sales and marketing expenses (including share-based compensation of US$151,444 and US$168,727 in the nine months ended September 30, 2019 and 2020, respectively)		(93,533,363)	(316,276,383)
Other operating income (loss), net	8	228,302	(227,540)
Total operating expenses		(128,006,767)	(350,802,596)
Loss from operations		(30,542,293)	(28,793,624)
Interest income, net		708,370	227,348
Foreign exchange losses, net		(364,545)	(13,505)
Loss before income taxes		(30,198,468)	(28,579,781)
Income tax expense	9	(1,714)	(3,200)
Net Loss attributable to ordinary shareholders		(30,200,182)	(28,582,981)
Net Loss per ordinary share:	12
Basic		(0.01)	(0.01)
Diluted		(0.01)	(0.01)
Net Loss per ADS (each of ADS represents 50 Class A ordinary shares):
Basic		(0.48)	(0.46)
Diluted		(0.48)	(0.46)
Weighted average shares used in calculating net loss per ordinary share:
Basic		3,163,501,054	3,086,630,271
Diluted		3,163,501,054	3,086,630,271

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the nine months ended September 30,
	2019	2020
	US$	US$

Net Loss	(30,200,182)	(28,582,981)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	(220,513)	78,045
Comprehensive Loss	(30,420,695)	(28,504,936)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Accumulated
							Additional		other	Total
	Class A		Class B				paid-in	Accumulated	comprehensive	shareholders'
	Ordinary shares		Ordinary shares		Treasury shares		capital	deficit	(loss) income	equity
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2019	2,949,757,236	29,498	246,224,465	2,462	15,550,500	(2,499,167)	204,701,187	(116,752,285)	(1,158,900)	84,322,795
Net Loss	—	—	—	—	—	—	—	(30,200,182)	—	(30,200,182)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(220,513)	(220,513)
Share-based compensation	—	—	—	—	—	—	3,216,698	—	—	3,216,698
Repurchase of ordinary shares	—	—	—	—	56,461,100	(9,741,378)	—	—	—	(9,741,378)
Cancellation of treasury shares	(32,268,350)	(323)	—	—	(32,268,350)	5,737,950	(5,737,627)	—	—	—
Exercise of share options	8,330,150	84	—	—	—	—	277,838	—	—	277,922
Issuance of ordinary shares upon vesting of restricted shares	9,397,592	95	—	—	—	—	(95)	—	—	—
Balance at September 30, 2019	2,935,216,628	29,354	246,224,465	2,462	39,743,250	(6,502,595)	202,458,001	(146,952,467)	(1,379,413)	47,655,342

Balance at January 1, 2020	2,880,056,332	28,800	246,224,465	2,462	9,937,000	(1,063,547)	194,971,827	(153,598,346)	(1,432,833)	38,908,363
Net Loss	—	—	—	—	—	—	—	(28,582,981)	—	(28,582,981)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	78,045	78,045
Share-based compensation	—	—	—	—	—	—	3,806,499	—	—	3,806,499
Repurchase of ordinary shares	—	—	—	—	64,770,700	(8,130,513)	—	—	—	(8,130,513)
Cash settlement on vested share options and restricted shares	—	—	—	—	—	—	(823,226)	—	—	(823,226)
Cancellation of treasury shares	(49,280,800)	(492)	—	—	(49,280,800)	5,871,392	(5,870,900)	—	—	—
Exercise of share options	9,415,600	94	—	—	—	—	291,701	—	—	291,795
Issuance of ordinary shares upon vesting of restricted shares	4,227,200	42	—	—	—	—	(42)	—	—	—
Balance at September 30, 2020	2,844,418,332	28,444	246,224,465	2,462	25,426,900	(3,322,668)	192,375,859	(182,181,327)	(1,354,788)	5,547,982

The accompanying notes are an integral part of these condensed consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2019	2020
	US$	US$

Cash flows from operating activities:
Net Loss	(30,200,182)	(28,582,981)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,096,190	2,738,487
Provision for allowance of doubtful accounts	4,665,322	322,361
Share-based compensation	3,216,698	3,806,499
Loss on disposal of property and equipment	91	15,124
Changes in assets and liabilities:
Accounts receivable	(370,877)	(1,404,021)
Prepaid expenses and other current assets	(1,612,532)	(3,421,313)
Other non-current assets	238,762	(506,082)
Accounts payable	3,146,856	24,826,554
Accrued salary and benefits	(544,028)	1,578,215
Accrued expenses and other current liabilities	507,323	4,592,654
Deferred revenue	242,373	2,105,852
Other non-current liabilities	(285,690)	(102,097)
Net cash (used in) provided by operating activities	(18,899,694)	5,969,252

Cash flows from investing activities:
Purchases of property, equipment and intangible assets	(4,097,269)	(2,237,794)
Purchases of short-term investments	—	(13,000,000)
Maturity of short-term investments	—	13,022,268
Purchases of long-term investments	—	(146,841)
Net cash (used in) investing activities	(4,097,269)	(2,362,367)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	5,040,813	15,240,004
Repayment of short-term bank borrowings	—	(9,515,198)
Proceeds from issuance of ordinary shares upon exercise of share options	277,922	291,795
Cash paid to settle vested share options and restricted shares	—	(823,226)
Cash paid for deferred issuance costs	(809,952)	—
Payments of share repurchases	(9,741,378)	(8,130,513)
Net cash (used in) financing activities	(5,232,595)	(2,937,138)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(28,229,558)	669,747
Cash, cash equivalents, and restricted cash at beginning of period	84,859,915	59,966,031
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(360,608)	375,805
Cash, cash equivalents, and restricted cash at end of period	56,269,749	61,011,583
Supplemental disclosure of cash flow information:
Income taxes paid	1,714	3,200
Interest paid	42,691	417,882
Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment included in payables	54,814	224,410
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	56,269,749	58,478,376
Restricted cash	—	2,533,207
Total cash, cash equivalents, and restricted cash	56,269,749	61,011,583

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

CooTek (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries, its consolidated Variable Interest Entities ("VIEs") and VIEs’ subsidiaries (collectively referred to as the "Group") are a fast-growing mobile internet company with a global vision, offering mobile applications including a portfolio of content-rich mobile applications.

History of the Group and reorganization

The Group’s history began in August 2008 with the commencement of operations of Shanghai Han Xiang (CooTek) Information Technology Co., Ltd ("Han Xiang"), a limited liability company incorporated in the People’s Republic of China ("PRC") by certain individuals. In October 2010, three outside investors acquired an aggregate of 24.24% equity interest of Han Xiang. In 2012, Han Xiang and its shareholders undertook a reorganization which was conducted to establish a Cayman holding company for the existing business to obtain investment from outside investors and in preparation of an overseas initial public offering. The Group has recognized the net assets of Han Xiang on a historical cost with no change in basis in the consolidated financial statements upon the completion of the reorganization. The shareholders’ rights and obligations remained the same after the reorganization.

On October 2, 2018 the Group completed its initial public offering ("IPO") and issued 4,350,000 American depositary shares representing 217,500,000 of the Group’s ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$45.1 million.

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC"), regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these financial statements should be read in conjunction with the Group’s annual consolidated financial statements and notes thereto, included in the Company’s 2019 Annual Report on Form 20-F filed with the SEC on April 20, 2020, referred to as the Company’s 2019 Annual Report.

(b)   Principles of Consolidation

The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries, its consolidated VIEs and VIEs’ subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following major consolidated VIEs:

●	Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. ("Chu Bao")
●	Yingsun Information Technology (Ningbo) Co., Ltd. ("Yingsun")
●	Shanghai Qiaohan Technology Co., Ltd. ("Qiaohan")
●	Molihong (Shenzhen) Internet Technology Co., Ltd. ("Molihong")
●	Shanghai Dengyong Information Technology Co., Ltd. ("Dengyong")

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(b)   Principles of Consolidation (Continued)

The following consolidated financial statement balances and amounts of the Group’s VIEs were included in the accompanying unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

ASSETS
Cash and cash equivalents	13,714,304	23,294,883
Restricted cash	203	209
Short-term investments	21,502	—
Accounts receivable, net	21,582,641	23,473,397
Prepaid expense and other assets	3,643,649	8,569,904
Long term restricted cash	—	2,472,998
Long-term investments	—	146,841
Property and equipment, net	496	9,231
Intangible assets, net	47,122	61,020
Other non-current assets	—	2,131
Total Assets	39,009,917	58,030,614
LIABILITIES
Accounts payable	35,002,827	57,304,063
Short-term bank borrowings	408,264	256,697
Accrued salary and benefits	275,091	604,020
Accrued expenses and other current liabilities	1,385,303	3,696,308
Deferred revenue	3,658,808	1,928,241
Total Liabilities	40,730,293	63,789,329

	For the nine months ended September 30,
	2019	2020
	US$	US$

Net revenues	38,276,479	299,205,121
Loss from operations	(18,841,315)	(94,447)
Net (loss) income	(18,823,768)	150,325
Net cash (used in) provide by operating activities	(6,560,184)	18,000,288
Net cash used in investing activities	—	(201,320)
Net cash provided by (used in) financing activities	44,315	(179,412)

The VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers and software, which are presented in the account of "Property and equipment, net" and "Intangible assets, net". The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license ("ICP" license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services. The VIEs contributed 35% and 88% of the Group’s consolidated net revenues for the nine months ended September 30, 2019 and 2020, respectively. As of December 31, 2019 and September 30, 2020, the VIEs accounted for an aggregate of 38% and 54% respectively, of the consolidated total assets, and 65% and 62% respectively, of the consolidated total liabilities.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(b)   Principles of Consolidation (Continued)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

(c)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements including but not limited to allowance for doubtful accounts, valuation allowances of deferred tax assets, and valuation of share-based compensation. Actual results may differ materially from those estimates.

(d)   Fair Value

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

●	Level 1— Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
●	Level 2— Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.
●	Level 3— Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(d)   Fair Value (Continued)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Beginning January 1, 2019, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update ("ASU") 2016-01 Recognition and Measurement of Financial Assets and Liabilities (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. After management’s assessment of each of the long-term investments, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative.

Financial instruments not reported at fair value include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, other current liabilities and short-term bank borrowings. The carrying amounts of these financial instruments as of December 31, 2019 and September 30, 2020 were considered representative of their fair values due to their short-term nature.

(e)   Foreign Currency Translation

The functional currency of the Group is the United States Dollar ("US$"). The functional currency of the subsidiaries and the VIEs in the PRC is Renminbi ("RMB"). The functional currency of all the other subsidiaries is US$.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in the determination of net income.

The Group has chosen the US$ as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates. Income statement items have been translated using the average exchange rate for the year. Translation adjustments have been reported as cumulative translation adjustments and are shown as a component of other comprehensive income/loss in the consolidated statements of comprehensive (loss) income and consolidated statements of changes in shareholders’ equity.

(f)   Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

The Group's current-portion restrict cash represents amounts held in Group's bank account as guarantee deposit for payments processing services provided by the bank.

Certain bank accounts were frozen by the PRC local authority in connection with an ongoing investigation of alleged misconducts of third-party advertisers perpetrated on the Group's advertising platform. As of September 30, 2020, cash held in these frozen bank accounts amounted to US$2,472,998. These funds are presented as long-term restricted cash on the consolidated balance sheet as of September 30, 2020 as the Group cannot control the timing of its release. In October 2020, an additional US$18.4 million was deposited into these frozen bank accounts. The Group is still in the process of cooperating with the relevant authority on such investigation and expect the funds to be released upon the completion of such investigation.

(g)   Short-term Investments

Short-term investments primarily comprises of the time deposits with banks maturities between three months and one year. The Group states the short-term investments at amortized cost.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(h)   Revenue Recognition

Mobile Advertising

The Group generates substantially all of its revenue through mobile advertising. As of January 1, 2019, the Group adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Group has elected to apply the ASU and all related ASUs under the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group did not note any effects of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the beginning of 2019.

In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Group provides advertising services to customers for promotion of their brands and products through its mobile applications, including a portfolio of content-rich mobile applications. The Group has two general pricing models for its advertising products: cost over a time period and cost for performance basis including per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s mobile applications. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s mobile applications. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. Revenue for performance-based advertising services is recognized at a point in time when all the revenue recognition criteria are met.

The Group launched in-house developed advertising platform, CooTek Ads, to provide tailored advertising services from late 2019. Customers engaged through CooTek Ads are required to pay a deposit before using Group's services. The deposits received are recorded as deferred revenue on the consolidated balance sheets. The amounts due to the Group are deducted from the deposited amounts when performance criteria have been satisfied.

Others

The Group also generates other revenues through cloud call business, licensing of its Smart Inputs products and membership fee from the users. The revenue is recognized when service is rendered.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(h) Revenue Recognition (Continued)

Sales Incentives

The Group provides sales incentives to certain customers on the CooTek Ads in the form of sales rebates which entitle them to receive reductions in the price by meeting certain cumulative consumption requirement or replenishing required amount of deposit. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. For the nine months ended September 30, 2019 and 2020, the rebates recorded by the Group were nil and US$48,491,685, respectively.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the nine months ended September 30,
	2019	2020
	US$	US$

Revenue:
Advertising revenue	106,575,374	337,037,822
Other revenue	2,324,105	2,027,633
Total	108,899,479	339,065,455

	For the nine months ended September 30,
	2019	2020
	US$	US$

USA	51,314,113	11,161,631
PRC	55,423,779	325,246,386
Others	2,161,587	2,657,438
Total	108,899,479	339,065,455

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to payment.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(h) Revenue Recognition (Continued)

Contract liabilities include payments received in advance of performance under the contract or for differences between the amount billed to a customer and the revenue recognized for the completed performance obligation which is presented as deferred revenue on the consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The movements of the Group’s accounts receivable and deferred revenue are as follows:

	Accounts Receivable	Deferred Revenue
	US$	US$

Opening Balance at January 1, 2019	23,373,969	344,361
(Decrease) Increase, net	(3,966,005)	239,404
Ending Balance at September 30, 2019	19,407,964	583,765

Opening Balance at January 1, 2020	27,254,634	3,887,908
Increase, net	1,828,582	809,359
Ending Balance at September 30, 2020	29,083,216	4,697,267

The Group recognized revenue of US$263,383 and US$3,637,328 by the reducing the balance of deferred revenue in the nine months ended September 30, 2019 and 2020, respectively, which were included in the balance of deferred revenue at the beginning of the each period.

(i)   Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising expenses, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group’s Smart Input products. Advertising expenses represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms. Advertising expenses are expensed as sales and marketing expenses when the services are received. Such expenses amounted to US$86,189,395 and US$310,602,100 for the nine months ended September 30, 2019 and 2020, respectively.

(j)   Concentration and Risks

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers and has noted no significant credit risk.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(j)   Concentration and Risks (Continued)

Concentration of Customers

The following customers accounted for 10% or more of revenue:

	For the nine months ended September 30,
	2019		2020
	US$	%	US$	%

Company A	21,335,698	20%	*	*
Company B	21,731,172	20%	*	*
Company C	11,088,217	10%	*	*
Company D	16,873,890	16%	*	*
Company E	*	*	91,588,390	27%

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,		As of September 30,
	2019		2020
	US$	%	US$	%

Company B	17,944,840	62%	*	*
Company C	4,142,638	14%	*	*
Company D	3,840,005	13%	*	*
Company E	*	*	12,354,156	40%
Company F	*	*	9,824,384	32%

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the nine months ended September 30,
	2019		2020
	US$	%	US$	%

Company G	11,080,305	12%	*	*
Company H	10,853,930	12%	*	*
Company I	*	*	41,804,056	13%

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,		As of September 30,
	2019		2020
	US$	%	US$	%

Company H	*	*	8,433,642	13%
Company J	*	*	7,378,433	11%
*	Less than 10%.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(j)   Concentration and Risks (Continued)

Business and Economic Risks

The Group participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations and cash flows: changes in the overall demand for services and products; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; brand maintenance and enhancement; and risks associated with the Company's ability to attract and retain employees necessary to support its growth.

The Group's operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB139,905,845 (amounted to US$20,054,735) and RMB292,519,950 (amounted to US$42,953,841) as of December 31, 2019 and September 30, 2020, respectively.

(k)  Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The provisions of ASU 2018-13 relating to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The remaining provisions should be applied retrospectively to all periods presented upon their effective date. The Group has adopted this ASU on January 1, 2020, which did not have a material impact on its unaudited condensed consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. ASU 2018-17 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period. ASU 2018-17 is required to be applied retrospectively from the date the guidance is first applied. The Group has early adopted this ASU on January 1, 2020 and did not have a material impact on its unaudited condensed consolidated financial statements and related disclosures.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(l)  Recent Accounting Pronouncements (Continued)

New accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted, for public business entity ("PBE"). And it is effective on January 1, 2020 for non-issuers and PBEs that meet the definition of a PBE solely because their financial statements or financial information is included in a filing with the SEC. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-02 to be January 1, 2021 for non-issuers. The Group as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the "package of three", that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of September 30, 2020, the Group has US$2.9 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 13).

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. The Company is currently assessing the impact the guidance will have on its consolidated financial statements.

3. Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

Accounts receivable	29,028,826	31,044,944
Allowance for doubtful accounts:
Balance at beginning of the year/period	(1,286,120)	(1,774,192)
Additions charged to bad debt expense	(4,104,458)	(322,361)
Write-off	3,616,076	141,266
Foreign exchange effect	310	(6,441)
Balance at end of the year/period	(1,774,192)	(1,961,728)
Accounts receivable, net	27,254,634	29,083,216

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

Value added tax recoverable	3,750,491	4,649,736
Other receivables	1,575,467	3,856,326
Advance to suppliers	1,545,793	952,760
Others	976,043	1,305,359
Prepaid expenses and other current assets	7,847,794	10,764,181

5. Property and Equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

Electronic equipment	9,622,184	12,045,523
Office equipment and furniture	334,452	346,181
Motor vehicles	82,470	82,470
Leasehold improvements	1,410,105	1,561,612
Construction in progress	76,200	—
Total	11,525,411	14,035,786
Less: Accumulated depreciation	(5,855,562)	(8,438,638)
Property and equipment, net	5,669,849	5,597,148

For the nine months ended September 30, 2019 and 2020 depreciation expenses were US$2,077,516 and US$2,656,359, respectively.

6. Short-term Bank Borrowings

The Group’s bank borrowings consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

Short-term borrowings	9,012,645	14,822,161

In July 2016, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$6.0 million by October, 2018. In October 2019, the Group renewed the bank credit facility under which the Group can borrow up to US$6.0 million collateralized by its accounts receivable by October, 2020. In 2019, the Group has aggregately drawn down the credit facility of US$7.7 million and repaid US$1.9 million. The weighted average interest rate for borrowings drawn under such credit facility was 5.53% for the year ended December 31, 2019. In June 2020, the Group renewed the bank credit facility under which the Group can borrow up to US$11.0 million collateralized by its accounts receivable by June 2021. The interest rate for this credit facility is the LPR base interest rate plus 1.30%. For the nine months ended September 30, 2020, the Group has aggregately drawn down the credit facility of US$11.1million and repaid US$6.3 million, and the weighted average interest rate for borrowings drawn under such credit facility was 5.15%. The loan contains maximum quarterly net loss as financial covenants which the Group failed to fulfill as of September 30, 2020. The Group is negotiating for the waiver of the financial covenants with the bank.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Short-term Bank Borrowings (Continued)

In July 2018, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$4.0 million by July, 2019. In October 2019, the Group renewed the bank credit facility under which the Group can borrow up to US$4.0 million collateralized by its accounts receivable by October 2020. In 2019, the Group has aggregately drawn down the credit facility of US$6.4 million and repaid US$3.2 million. The weighted average interest rate for borrowings drawn under such credit facility was 6.12% for the year ended December 31, 2019. In June 2020, the Group renewed the bank credit facility under which the Group can borrow up to US$4.0 million collateralized by its accounts receivable by June 2021. The interest rate for this credit facility is Libor plus 3.5%, determined on the draw-down date. For the nine months ended September 30, 2020, the Group has aggregately drawn down the credit facility of US$4 million and repaid US$3.2million, and the weighted average interest rate for borrowings drawn under such credit facility was 3.84%. The loan contains maximum quarterly net loss as financial covenants which the Group failed to fulfill as of September 30, 2020. The Group is negotiating for the waiver of the financial covenants with the bank.

As of September 30, 2020, the Group has fully utilized the credit facility.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

Other tax payables (Note 1)	3,239,430	4,564,615
Accrued expenses (Note 2)	2,106,993	4,665,599
Others	609,533	985,186
Total	5,955,956	10,215,400

Note 1: Other tax payables as of September 30, 2020, mainly consisted of value-added tax payable of US$4.6 million and other taxes such as individual income tax and stamp duty tax.

Note 2: Accrued expenses mainly consisted of accrued professional service fees and other miscellaneous accrued marketing and operation expenses.

8. Other Operating Income (Loss), net

Other operating loss, net for the nine months ended September 30, 2020, primarily consisted of government subsidies received by the Group, compensation payment of US$1.6 million to victims of alleged misconducts of certain third-party advertisers perpetrated on the Group's platform that the Group deposited to an escrow account controlled by a local authority conducting investigation on the advertisers and contingent liabilities for intellectual property infringement and unfair competition lawsuits during operations. Other operating income, net for the nine months ended September 30, 2019, primarily consisted of government subsidies received by the Group and contingent liabilities for intellectual property infringement lawsuit during operations.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes Expense

The current and deferred portion of income tax expenses included in the consolidated statements of operations are as follows:

	For the nine months ended September 30,
	2019	2020

Current tax expenses	1,714	3,200
Deferred tax benefits	—	—
Total	1,714	3,200

The Group’s effective tax rates were nil for the nine months ended September 30, 2019 and 2020, respectively.

The Group recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of December 31, 2019 and September 30, 2020. No unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

10. Treasury Shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. For the nine months ended September 30, 2020, under the repurchase plan, the Group had repurchased an aggregate of 64,770,700 ordinary shares on the open market for a total cash consideration of US$8,130,513, which were accounted for as the cost of the treasury shares.

As of September 30, 2020, 135,205,550 treasury shares have been cancelled.

11. Share-Based Compensation

Share Options

The options have a contractual term of ten years. The vesting date starts on the grant date or the commencement date of a participant’s employment agreement. The options vest 20% on each of the five anniversary dates of the vesting date and upon continued employment. In the event of termination of a participant’s employment, the unvested options shall be terminated immediately. The participant’s right to exercise the vested options shall be terminated 2 or 3 months after the termination of the employment.

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted:

		Nine Months ended
	Year ended December 31	September 30
	2019	2020

Average risk-free rate of interest	1.67%	0.67%
Expected volatility	42.50%-43.22%	43.18%-43.38%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.09-0.10	0.10-0.13

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$68,530 and US$42,867 was recorded during the nine months ended September 30, 2019 and the nine months ended September 30, 2020, respectively. The remaining US$141,977 will be amortized over the remaining vesting period of the modified options, ranging from the remaining of 2020 to 2021.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Share-Based Compensation (Continued)

Share Options (Continued)

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

A summary of the aggregate option activity and information regarding options outstanding as of September 30, 2020 is as follows:

		Weighted
	Number of	average exercise
	options	price
		US$

Outstanding on January 1, 2020	160,800,982	0.05
Granted	145,572,500	0.0002
Forfeited	(7,108,508)	0.03
Expired	—	—
Exercised	(15,220,000)	0.04
Outstanding on September 30, 2020	284,044,974	0.02
Options exercisable on September 30, 2020	128,681,130	0.05
Vested or expected to vest as of September 30, 2020	284,044,974	0.02

The weighted average grant date fair values of options granted during the nine months ended September 30, 2019 and the nine months ended September 30, 2020 were US$0.10 and US$0.10, respectively.

For the nine months ended September 30, 2020, 15,220,000 of options were exercised with an aggregate intrinsic value of US$944,105. For the nine months ended September 30, 2019, 8,330,150 of options were exercised with an aggregate intrinsic value of US$545,013.

For the nine months ended September 30, 2019 and 2020 excluding the incremental compensation cost resulted from the modification discussed above, the Group recognized share-based compensation expense of US$439,601 and US$2,292,252, respectively. As of September 30, 2020, there was US$12,686,969 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 3.28 years.

Restricted Share Units

In the nine months ended September 30, 2020, the Group granted to certain employees 1,578,500 Restricted Share Units ("RSUs"). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Share-Based Compensation (Continued)

Restricted Share Units (Continued)

A summary of the RSUs activity for the nine months ended September 30, 2020 is as follows:

		Weighted average
	Number of	grant date
	restricted shares	fair value

Unvested restricted shares outstanding at January 1, 2020	50,725,912	0.20
Granted	1,578,500	0.10
Vested	(11,331,332)	0.22
Forfeited	(11,779,000)	0.17
Unvested restricted shares outstanding at September 30, 2020	29,194,080	0.19
Expected to vest at September 30, 2020	29,194,080	0.19

The share-based compensation expense related to RSUs of US$2,708,567 and US$1,471,380 were recognized by the Group for the nine months ended September 30, 2019 and 2020, respectively.

As of September 30, 2020, there was US$4,477,292 in unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 2.30 years.

In June 2020, the Group cash settled certain vested share options and RSUs at fair value amounted to US$823,226. Given the transaction is an one-time transaction, negotiated after the award is vested, and not pursuant to a pre-existing right of the Group, the Group accounted for it as a repurchase of equity with amount of cash paid recorded as additional paid in capital.

12. Net Loss Per Share

Net loss per share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the nine months ended September 30, 2019 and 2020:

	For the nine months ended September 30,
	2019	2020
	US$	US$

Numerator:
Net loss—basic and diluted	(30,200,182)	(28,582,981)
Net loss attributable to ordinary shareholders	(30,200,182)	(28,582,981)
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	3,163,501,054	3,086,630,271
Diluted	3,163,501,054	3,086,630,271
Net loss earnings per share—basic and diluted	(0.01)	(0.01)

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Net Loss Per Share (Continued)

As a result of the Group’s net loss for the nine months ended September 30, 2019 and 2020, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	For the nine months ended September 30,
	2019	2020

Share options	160,139,359	284,044,974
Restricted shares units	60,108,963	29,194,080
Total	220,248,322	313,239,054

13. Commitments and Contingencies

Lease Commitments

The Group leases certain office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the nine months ended September 30, 2019 and 2020 were US$1,338,427, and US$1,096,762, respectively.

Future lease payments under operating leases as of September 30, 2020 were as follows:

Year ending December 31	US$

The remaining of 2020	494,753
2021	1,590,357
2022	741,411
2023	60,455
Total	2,886,976

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2019 and September 30, 2020, respectively.

Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group's management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Group's consolidated financial position, results of operations and cash flows.

14. Segment Information

The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Segment Information (Continued)

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,	As of September 30,
	2019	2020
	US$	US$

PRC	2,655,953	4,258,416
USA	3,540,740	2,661,423
Total	6,196,693	6,919,839

15. Subsequent Event

Pursuant to the repurchase shares program announced on May 18, 2020, 5,486,350 shares (equivalent to 109,727 ADSs) of the Group’s Class A ordinary shares were purchased from October 1, 2020 through December 14, 2020 for a total cash consideration of US$0.5 million from the public market.